FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-14944

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

MAD CATZ INTERACTIVE, Inc.

Consolidated Balance Sheets
Expressed in United States Dollars
As at September 30, 2001 and March 31, 2001

		30-Sep-01 Unaudited	31-Mar-01 Audited
ASSETS			
Current assets:			
Cash	$	3,906,556	1,455,480
Accounts receivable		12,513,215	6,810,779
Inventories		15,008,770	13,493,306
Prepaid expenses and deposits		890,081	658,373
Current portion of future income tax assets		2,484,398	2,484,398
Income tax receivable		178,237	178,235
		34,981,257	**25,080,571**
Deferred financing fees		961,191	1,324,992
Capital assets		1,724,691	1,733,516
Goodwill		17,035,987	17,529,191
	$	**54,703,126**	**45,668,270**
LIABILITIES and SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank loan		7,430,833	8,670,796
Cash used Accounts payable and accrued liabilities		18,376,410	8,562,687
Subordinated debt		-	3,338,719
		25,807,243	**20,572,202**
Future tax liabilities		665,019	407,182
Shareholders' equity:			
Capital Stock		45,364,424	41,823,042
Retained Deficit		(17,804,539)	(17,815,465)
Cumulative translation adjustment		670,979	681,309
		28,230,864	**24,688,886**
	$	**54,703,126**	**45,668,270**

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Consolidated Statements of Operations - Unaudited
Expressed in United States Dollars

	3 Months Ended 30-Sep-01	3 Months Ended 30-Sep-00	6 Months Ended 30-Sep-01	6 Months Ended 30-Sep-00
Net sales	$ 15,671,400	$ 10,360,037	$ 29,705,597	$ 15,668,346
Cost of sales	11,615,676	7,953,727	22,253,357	11,788,878
Gross profit	4,055,724	2,406,310	7,452,240	3,879,468
Expenses:				
Selling expenses	1,588,645	1,407,971	3,259,570	2,168,279
Administrative expenses	1,211,562	1,046,986	2,536,593	2,369,309
Interest expense	91,716	73,582	200,082	117,858
Interest on bank term loan	-	1,289	-	4,051
Interest on subordinated debt	65,215	-	246,781	-
Amortization	234,683	172,464	414,519	326,522
Other income	-	(84,230)	-	
Foreign exchange (gain)/loss	27,403	145,248	(60,539)	147,076
	3,219,224	2,763,310	6,597,006	5,133,095
Income/(Loss) before income taxes & goodwill charges	836,500	(357,000)	855,233	(1,253,627)
Income tax expense (recovery)	267,600	2,928	356,102	(408,192)
Income/(Loss) before goodwill charges	568,900	(359,928)	499,131	(845,435)
Goodwill charges	244,391	237,674	488,205	475,348
Income/(Loss) from continuing operations	324,509	(597,602)	10,926	(1,320,783)
Loss from discontinued operations	-	(1,235,323)	-	(2,421,861)
Net Income/(Loss)	324,509	(1,832,925)	10,926	(3,742,644)
Retained earnings (deficit), beginning of period	(18,129,048)	3,183,021	(17,815,465)	5,092,740
Retained earnings (deficit), end of period	$ (17,804,539)	$ 1,350,096	$ (17,804,539)	$ 1,350,096
Income/(Loss) per share before goodwill charges and discontinued operations	$ 0.01	$ (0.01)	$ 0.01	$ (0.02)
Income/(Loss) per share on discontinued operations	$ 0.00	$ (0.03)	$ 0.00	$ (0.06)
Income/(Loss) per share on goodwill charges	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)
Income/(Loss) per share	$ 0.01	$ (0.04)	$ 0.00	$ (0.09)
Fully diluted Income/(Loss) per share	$ 0.01	$ (0.04)	$ 0.00	$ (0.09)
Weighted average number of common shares outstanding	50,817,796	44,170,690	49,511,148	42,401,729

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Consolidated Cash Flow Statements - Unaudited
Expressed in United States Dollars

Cash provided by (used in)	3 Months Ended 30-Sep-01	3 Months Ended 30-Sep-00	6 Months Ended 30-Sep-01	6 Months Ended 30-Sep-00
Operating Activities:				
Net Income/(Loss)	$ 324,509	$ (1,832,925)	$ 10,926	$ (3,742,646)
Adjusted for loss from discontinued operations	-	1,235,323	-	2,421,861
Items not involving cash:				
Amortization of deferred financing fees	183,081	-	366,694	-
Foreign exchange	(361,210)	-	(447,470)	(34,815)
Amortization	479,075	410,138	902,725	801,870
Future income tax assets	117,600	(1,368)	207,576	(644,399)
Changes in non-cash operating working capital		-		
Accounts receivable	(2,874,547)	(3,137,330)	(5,644,089)	2,292,620
Prepaid expenses & deposits	(400,799)	(131,682)	(515,327)	(452,367)
Inventories	(5,629,083)	(4,465,140)	(1,465,988)	(6,850,973)
Accounts payable and accrued liabilities	8,451,520	7,027,333	10,442,807	6,818,050
Income tax receivable	-	82,293	(2)	82,293
Cash from/(used in) continuing operations	290,146	(813,356)	3,857,852	691,494
Cash used in discontinued operations	-	(856,853)	-	(1,671,151)
Investing Activities:				
Purchase of capital assets	(229,362)	(312,388)	(296,683)	(666,276)
	(229,362)	(312,388)	(296,683)	(666,276)
Financing Activities:				
Subordinated debt	-	-	-	(1,834,011)
Bank loan	1,473,254	4,930,110	(1,289,798)	4,519,181
Bank term loan	-	-	-	(72,033)
Mad Catz Obligation	-	(2,646,229)	-	(3,098,218)
Proceeds from issue of share capital	117,957	62,169	158,739	2,476,949
	1,591,211	6,032,504	(1,131,059)	1,991,868
Effects of exchange rate changes on cash	-	-	20,966	15,514
Net increase in cash	1,651,995	4,047,907	2,451,076	4,047,907
Cash at beginning of period	2,254,561	-	1,455,480	-
Cash at end of period	$ 3,906,556	$ 4,047,907	$ 3,906,556	$ 4,047,907

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Notes to consolidated financial statements

Note 1
BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as at September 30, 2001, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all information required for complete financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as noted in Note 2. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended March 31, 2001.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. ("Mad Catz Canada"), Xencet Massachusetts Inc., Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz Inc. and Mad Catz (Asia) Limited.

During the year ended March 31, 2001 the Company adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. As at September 30, 2001, all of the assets of GTI and Zapyou.com had been disposed. The Company will maintain a provision for accounts payable and accrued liabilities until such time that all recognized obligations of the previous GTI and Zapyou.com businesses are settled.

During the period ended September 30, 2001 the Company recorded a net loss of nil (2000 - net loss of
Cash used in discontinued operations
Net sales applicable to GTI and ZapYou.com during the periods presented were $915,003 (2000 - $5,683,836).

The consolidated balance sheets include the following assets related to discontinued operations:

	30-Sep-01 Unaudited	31-Mar-01 Audited
Cash	$ 433,661	$ 802,359
Inventories	-	2,140,804
Accounts receivable	-	1,634,818
Capital assets	-	69,784
	$ 433,661	$ 4,647,765

The liabilities of the GTI and ZapYou.com business units, which are included in the consolidated balance sheets are as follows:

	30-Sep-01 Unaudited	31-Mar-01 Audited
Bank loan	$ -	$ 1,928,913
Accounts payable and accrued liabilities	1,195,135	2,627,291
	$ 1,195,135	$ 4,556,204

Note 2
FOREIGN EXCHANGE

The Company has adopted the United States dollar as its reporting currency for its financial statements, commencing April 1, 2001. Comparative figures previously reported in Canadian dollars have been translated at the exchange in effect on March 31, 2001.

The United States dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated to United States dollars using the current rate method.

Note 3
SEGMENTED DATA

The Company's sales and capital assets are attributable to the following countries:

	3 months ended 30-Sep-01 Unaudited	3 months ended 30-Sep-00 Unaudited	6 months ended 30-Sep-01 Unaudited	6 months ended 30-Sep-00 Unaudited
Sales				
Canada	$ 230,570	$ 208,117	$ 478,507	$ 284,426
United States	$ 13,885,594	$ 9,043,454	26,406,566	14,013,370
International	$ 1,555,236	$ 1,108,466	2,820,524	1,370,550
	$ 15,671,400	$ 10,360,037	$ 29,705,597	$ 15,668,346

Revenues are attributed to countries based on the location of the customer. During the six months ended September 30, 2001, the Company sold approximately 56% of its products to three customers (Fiscal 2000 - approximately 69% to four customers).

	30-Sep-01 Unaudited	31-Mar-01 Audited
Capital assets:		
Canada	$ -	$ 69,784
United States	671,725	557,269
International	1,052,966	1,106,463
	1,724,691	1,733,516
Goodwill:		
Canada	-	-
United States	17,035,987	17,529,191
	17,035,987	17,529,191
	$ 19,304,231	$ 19,262,707

Note 4
CAPITAL STOCK

Common Shares	Number of Shares		Amount
Balance, March 31, 2001	48,203,035	$	41,823,042
Shares issued on conversion of subordinate debt	4,247,478	$	3,338,719
Exercise of stock options under stock option plan	376,701	$	202,663
Balance, September 30, 2001	52,827,214	$	45,364,424

On July 17, 2001, a Director of the Company agreed to convert his outstanding loan to the Company of $3,338,719 into 4,247,478 shares of the Company's common stock at a price of Canadian $1.218 per share.

Note 5
SUBSEQUENT EVENT

Subsequent to period ending September 30, 2001, Mad Catz' license with Sony for the North American PlayStation2 memory card expired on October 23, 2001. Sony has subsequently extended the license agreement to December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.